Exhibit 99.10

CONSENT OF C. MORETON

In connection with the registration statement of Avalon Rare Metals Inc. (the “Company”) on Form F-10 (No. 333-173669), and any amendments thereto and any registration statements filed pursuant to Rule 429 under the United States Securities Act of 1933, as amended, and any documents incorporated by reference therein (collectively, the “Registration Statement”), the undersigned hereby consents to references in the documents included or incorporated by reference in the Registration Statement to the undersigned’s name and involvement in the preparation of the NI 43-101 technical report entitled “Technical Report on the Thor Lake Project, Northwest Territories, Canada,” as amended (the “Technical Report”), and to the inclusion and incorporation by reference of the technical information from the Technical Report in the Registration Statement.  I also consent to the references to me under the headings “Interest of Experts” in the Registration Statement.

/s/ Christopher Moreton

By: Christopher Moreton, Ph.D, P. Geo.

Date: July 26, 2011